Exhibit 99.1

YM BIOSCIENCES ANNOUNCES UPDATE ON TESMILIFENE PIVOTAL TRIAL

MISSISSAUGA, Canada - June 7, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), a company engaged in the acquisition, development and commercialization of oncology and acute care products, advises that the milestone of 192 events required for the first interim analysis in its pivotal Phase III trial of tesmilifene in metastatic and recurrent breast cancer has occurred.

The Data Safety Monitoring Board (DSMB), at its meeting conducted during ASCO on June 5th, 2006 required further clarification of the data in respect of a small number of patients. When this is received it will permit the DSMB to complete a formal statistical analysis. YM anticipates that this should occur within the next four weeks.

The DSMB advised YM that there were no safety concerns and that the trial should continue as planned.

“We look forward to learning the outcome of this first interim analysis in several weeks,” said David Allan, Chairman and CEO of YM BioSciences. “The reporting of no major safety concerns provides additional confirmation of the safety of tesmilifene as observed in earlier clinical trials.”

The primary endpoint of the study is overall survival and the study is designed to detect a 33% improvement in overall survival based on 384 events. The sequential adaptive design of the study provides for interim analyses during the course of the study. At each interim analysis, the tesmilifene-containing treatment arm is compared with the control arm, and the trial can be stopped if it is clear that the experimental treatment is superior to the control or that such evidence is not going to be found. If the evidence is insufficient for either conclusion to be drawn, then the trial continues until the next interim analysis. This allows the study to be stopped early if the survival benefit is achieved at pre-determined times, however, the fewer number of events requires a higher percentage improvement in survival. Based on 192 events, the survival improvement would have to exceed 50%.

Tesmilifene is a small molecule drug currently in a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. The trial compares tesmilifene combined with epirubicin/cyclophosphamide against epirubicin/cyclophosphamide alone in women with rapidly progressing metastatic and recurrent breast cancer. Enrollment has been completed and the trial is the subject of a Special Protocol Assessment by the FDA and is being conducted under an adaptive clinical design, each of which could be sufficient for submission for marketing approval if the survival targets are achieved. YM has received FDA Fast Track designation for tesmilifene in advanced breast cancer.

About YM BioSciences
YM BioSciences Inc. is a company engaged in the acquisition, development and commercialization of oncology and acute care products. In addition to tesmilifene, YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody, in a number of indications and AeroLEF™, a unique inhaled delivery of free and lipsome encapsulated fentanyl, to treat acute pain including cancer pain. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, and owns a portfolio of preclinical compounds.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com